UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October 2025

Commission File Number: 001-41586

MOOLEC SCIENCE SA

(Exact name of Registrant as Specified in Its Charter)

89 Nexus Way, Camana Bay

Grand Cayman KY1-9009

Cayman Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

EXPLANATORY NOTE

This Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (Registration No. 333-283113) and Form S-8 (Registration No. 333-282263).

Moolec Announces Potential Dispute With INVIM

On October 2, 2025, the Company received a notice of alleged breach from INVIM Corporativo S.L., a private limited company incorporated under the laws of Spain (“INVIM”), with respect to the certain Assignment and Assumption Agreement, dated May 27, 2025 (the “Agreement”), by and among INVIM, Bioceres Group Limited, a private limited company incorporated under the laws of the United Kingdom (the “Assignee”), Bioceres Tech Services LLC, a limited liability company incorporated and existing under the laws of the State of Delaware (the “Guarantor” and together with the Assignee, the “Obligors”), and Moolec Science Ltd., a limited company incorporated under the laws of the United Kingdom (solely for purposes of Section 2 of the Agreement). That Agreement in turn references related instruments, including a Note Purchase Agreement and a Binding Contribution Memorandum of Understanding, both dated October 15, 2023.

INVIM’s letter asserts that the Obligors have failed to pay the Assignment Price equal to $13 million on the Payment Date of September 30, 2025. The Company disagrees with INVIM’s assertion that any payment is due or owing because, among other reasons, under the plain terms of the Agreement and related transaction instruments, INVIM failed to ever satisfy certain conditions precedent, including failing to validly transfer relevant securities or execute a required services agreement. On October 20, 2025, the Company delivered a formal response letter to INVIM, rejecting INVIM’s assertions and reserving all rights. The Company intends to vigorously defend its position and enforce its rights under the Agreement, related transaction instruments, and applicable law. While the Company believes INVIM’s assertions lack merit, if INVIM were to ultimately prevail in proving its assertions in any proceedings, such an adverse outcome could have a material adverse effect on the Company’s business, financial condition, results of operations, or liquidity. The Company will provide further updates as appropriate.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Moolec Science SA
(registrant)

Date: October 21, 2025	By:	/s/ Alejandro Antalich
	Name:	Alejandro Antalich
	Title:	Chief Executive Officer

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